Exhibit 99.1

NLS Pharmaceutics Highlights Continued Progress in iTOL-102

Diabetes Program as BIRD Foundation Approves

Additional Milestone Payment to Kadimastem and iTolerance

for Continued Co-Development of Type 1 Diabetes Cell

Therapy

Approval Follows Successful Pre-IND Meeting with the U.S. FDA on iTOL-102, a

Potential Cure for Type 1 diabetes that would circumvent the need for life-long immunosuppression drugs

ZURICH, SWITZERLAND – JULY 17, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP) (“NLS”), a Swiss clinical-stage biopharmaceutical company focused on central nervous system disorders, today announced that the Israel-U.S. Binational Industrial Research and Development Foundation (the “Bird Foundation”) has approved another milestone-based funding payment to Kadimastem Ltd. (TASE: KDST) (“Kadimastem”), a clinical-stage cell therapy company developing “off-the-shelf,” allogeneic regenerative treatments for neurodegenerative diseases and diabetes, with a U.S.-based company, iTolerance, Inc. (“iTolerance”). The milestone payment is based on the significant progress demonstrated by the companies in the co-development of iTOL-102, a novel cell therapy targeting a potential cure for Type 1 diabetes without the need for life-long immunosuppression.

This news follows the February 2025 announcement by NLS and Kadimastem regarding the successful completion of a Type B Pre-IND meeting with the U.S. Food and Drug Administration (the “FDA”). The FDA provided constructive guidance on the clinical development pathway, enabling the companies to advance toward initiating First-in-Human clinical trials of iTOL-102. The BIRD Foundation’s approval of a fifth disbursement of funds is based on the program’s recent scientific and regulatory progress.

The milestone payment approved by the BIRD Foundation amounts to approximately NIS 564,400 ($166,000 USD), bringing the total support from the BIRD Foundation to nearly NIS 3 million ($882,352 USD) to date. NLS and Kadimastem believe that the continued financial backing reflects the BIRD Foundation’s ongoing confidence in the collaboration between Kadimastem and iTolerance and the clinical promise of iTOL-102.

Ronen Twito, Executive Chairman and CEO of Kadimastem, commented:

“We believe that the BIRD Foundation’s decision to release this additional tranche of funding is a strong endorsement of the remarkable scientific and regulatory progress we’ve achieved with iTolerance. Our successful Pre-IND meeting with the FDA marks a pivotal step on the path to clinical development, and we are energized by the potential of iTOL-102 to redefine what is possible for patients with Type 1 diabetes.”

Anthony Japor, CEO of iTolerance added, “We believe that the continued support from the BIRD Foundation, especially following our productive Pre-IND meeting with the FDA, is a strong validation of the significant progress we’ve made in developing iTOL-102. This milestone brings us another step closer to offering a functional cure for patients living with Type 1 diabetes—without the burden of lifelong immunosuppression. We are proud of our collaboration with Kadimastem and look forward to advancing this transformative therapy into clinical trials.”

Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics, stated:

“We are encouraged by the continued external validation and momentum in the iTOL-102 program, particularly as the merged company prepares to initiate key clinical studies in diabetes. This milestone further reinforces the strong scientific and strategic rationale behind our proposed merger with Kadimastem.”

Kadimastem’s IsletRx technology, a scalable, stem cell-derived source of insulin-producing islet-like cells, is combined with iTolerance’ s proprietary iTOL-100 immunomodulatory platform in iTOL-102. In preclinical studies, the combined therapy demonstrated functional insulin secretion and disease reversal in diabetic animal models. The product has been tested at the Diabetes Research Institute at the University of Miami and is regarded as a potential breakthrough in transplant-based diabetes therapies.

The companies are currently preparing for safety toxicology studies and the initiation of clinical trial submissions based on FDA guidance.

NLS is also proud to announce that Dr. Eric Konofal, Chief Scientific Officer at NLS, has been recommended for the prestigious Prix Galien in the pharmaceutical biotech industry. Dr. Konofal’s exceptional contributions to pediatric sleep medicine and sleep disorders, particularly narcolepsy type 1 (NT1), have gained international recognition. His groundbreaking research at the Pediatric Center for Sleep Disorders, Functional Explorations Department, DMU INNOV, INSERM U1141 – NeoPhen Team, Robert Debré University Hospital, AP-HP. Nord – Université de Paris, includes the development of dual OX1R/OX2R agonists, AEX-2 and AEX-41, aimed at comprehensive symptom management such as cataplexy and wakefulness. This work, presented at ASCP 2025, draws from his early research on wakefulness and inflammation reduction through Cathepsin H inhibition, and pushes forward innovative solutions for NT1, including potential cell therapy approaches.

About Kadimastem

Kadimastem Ltd. (TASE: KDST) is a clinical-stage biotechnology company developing and manufacturing allogeneic, “off-the-shelf” cell therapies derived from human embryonic stem cells (hESCs). The company’s lead products include AstroRx® for the treatment of ALS and IsletRx, a potential cure for Type 1 diabetes. Kadimastem was founded by Prof. Michel Revel, a world-renowned scientist and recipient of the Israel Prize for the development of the multiple sclerosis therapy Rebif®. Learn more at kadimastem.com.

About iTolerance, Inc.

iTolerance is a U.S.-based regenerative medicine company developing proprietary immunomodulatory technologies to enable transplantation of tissues or cells without chronic systemic immunosuppression. The company’s lead program, iTOL-102, combines stem-cell derived islets with its iTOL-100 platform to treat or potentially cure Type 1 diabetes. Learn more at itolerance.com.

 About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists.  NLS is focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the iTOL-102 program, initiating First-in-Human clinical trials of iTOL-102, the progress demonstrated by the companies in the co-development of iTOL-102, the potential benefits of NLS’ and Kadimastem’s products and product candidates, the novel cell therapy targeting a potential cure for Type 1 diabetes without the need for life-long immunosuppression, the potential development of additional compounds and that the new product candidates are expected to further enhance the understanding and treatment of neurodegenerative processes. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Kadimastem Contact:

Sarah Bazak

Business Operations Manager

s.bazak@kadimastem.com

iTolerance Contacts:

Investor Contact

Jenene Thomas Chief Executive Officer JTC Team, LLC

T: 833.475.8247

iTolerance@jtcir.com

Media Contact Susan Roberts

T: 202.779.0929

sr@roberts-communications.com

 NLS Contact:

 Investor Relations ContactInvestorRelations@nls-pharma.comwww.nlspharma.com

3